BEAR STEARNS

**BEAR STEARNS FINANCIAL PRODUCTS INC.**
383 MADISON AVENUE
NEW YORK, NEW YORK 10179
212-272-4009

# EXHIBIT A

| | |
|---|---|
| **DATE:** | May 10 2006 |
| **TO:** | Long Beach Mortgage Loan Trust Series 2006-A |
| **ATTENTION:** | Trust Administration-LB060A |
| **TELEPHONE:** | 714-247-6000 |
| **FACSIMILE:** | 714-247-6478 |
| **FROM:** | Derivatives Documentation |
| **TELEPHONE:** | 212-272-2711 |
| **FACSIMILE:** | 212-272-9857 |
| **SUBJECT:** | Fixed Income Derivatives Confirmation and Agreement |
| **REFERENCE NUMBER:** | FXNCC8216 |

The purpose of this letter agreement ("Agreement") is to confirm the terms and conditions of the current Transaction entered into on the Trade Date specified below (the "Transaction") between Bear Stearns Financial Products Inc. ("BSFP") and Long Beach Mortgage Loan Trust 2006-A ("Counteparty"). This Agreement, which evidences a complete and binding agreement between you and us to enter into the Transaction on the terms set forth below, constitutes a "Confirmation" as referred to in the "ISDA Form Master Agreement" (as defined below), as well as a "Schedule" as referred to in the ISDA Form Master Agreement.

1. This Agreement is subject to the *2000 ISDA Definitions* (the "Definitions"), as published by the International Swaps and Derivatives Association, Inc. ("ISDA"). You and we have agreed to enter into this Agreement in lieu of negotiating a Schedule to the 1992 ISDA Master Agreement (Multicurrency—Cross Border) form (the "ISDA Form Master Agreement") but, rather, an ISDA Form Master Agreement shall be deemed to have been executed by you and us on the date we entered into the Transaction. In the event of any inconsistency between the provisions of this Agreement and the Definitions or the ISDA Form Master Agreement, this Agreement shall prevail for purposes of the Transaction. Terms capitalized but not defined herein shall have the meanings attributed to them in the Pooling and Servicing Agreement dated as of May 1, 2006, among Long Beach Securities Corp., Long Beach Mortgage Company and Deutsche Bank National Trust Company (the "Trustee") (the "Pooling and Servicing Agreement").

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

| | |
|---|---|
| Type of Transaction: | Rate Cap |

| | |
|---|---|
| Notional Amount: | With respect to any Calculation Period, the amount set forth for such period in Schedule I attached hereto. |
| Trade Date: | May 10, 2006 |
| Effective Date: | November 25, 2006 |
| Termination Date: | January 25, 2011, subject to adjustment in accordance with the Business Day Convention. |
| **Fixed Amount (Premium):** | Inapplicable. Premium will be paid under the Old Transaction. |

**Floating Amounts:**

| | |
|---|---|
| Floating Rate Payer: | BSFP |
| Cap Rate: | 6.00000% |
| Floating Rate Payer Period End Dates: | The 25$^{th}$ calendar day of each month during the Term of this Transaction, commencing December 25, 2006 and ending on the Termination Date, subject to adjustment in accordance with the Business Day Convention. |
| Floating Rate Payer Payment Dates: | Early Payment shall be applicable. The Floating Rate Payer Payment Dates shall be two Business Days preceding each Floating Rate Payer Period End Date, subject to adjustment in accordance with the Business Day Convention. |
| Floating Rate Option: | USD-LIBOR-BBA |
| Designated Maturity: | One month |
| Floating Rate Day Count Fraction: | Actual/360 |
| Reset Dates: | The first day of each Calculation Period. |
| Compounding: | Inapplicable |
| Business Days: | New York |

      Business Day Convention:     Following

3.    Additional Provisions:     1) Each party hereto is hereby advised and acknowledges that the other party has engaged in (or refrained from engaging in) substantial financial transactions and has taken (or refrained from taking) other material actions in reliance upon the entry by the parties into the Transaction being entered into on the terms and conditions set forth herein and in the Confirmation relating to such Transaction, as applicable. This paragraph (1) shall be deemed repeated on the trade date of each Transaction.

4.    Provisions Deemed Incorporated in a Schedule to the ISDA Form Master Agreement:

1) The parties agree that subparagraph (ii) of Section 2(c) of the ISDA Form Master Agreement will apply to any Transaction.

2) *Termination Provisions.* For purposes of the ISDA Form Master Agreement:

(a)    "Specified Entity" is not applicable to BSFP or Counterparty for any purpose.

(b)    "Breach of Agreement" provision of Section 5(a)(ii) will not apply to BSFP or Counterparty.

(c)    "Credit Support Default" provisions of Section 5(a)(iii) will not apply to BSFP or Counterparty.

(d)    "Misrepresentation" provisions of Section 5(a)(iv) will not apply to BSFP or Counterparty.

(e)    "Specified Transaction" is not applicable to BSFP or Counterparty for any purpose, and, accordingly, Section 5(a)(v) shall not apply to BSFP or Counterparty.

(f)    The "Cross Default" provisions of Section 5(a)(vi) will not apply to BSFP or to Counterparty.

(g) "Bankruptcy" provision of Section 5 (a)(vii) (2) will not apply to Counterparty.

(h)    The "Credit Event Upon Merger" provisions of Section 5(b)(iv) will not apply to BSFP or Counterparty.

(i)    The "Automatic Early Termination" provision of Section 6(a) will not apply to BSFP or to Counterparty.

(j)    Payments on Early Termination. For the purpose of Section 6(e) of the ISDA Form Master Agreement:

    (i)    Market Quotation will apply.

(ii)     The Second Method will apply.

(k)     "Termination Currency" means United States Dollars.

3) Tax Representations.

(i)     BSFP represents that it is a corporation organized under the laws of the State of Delaware and its United States taxpayer identification number is 13-3866307.

(ii)     Counterparty represents that it is the  Trust under the Pooling and Servicing Agreement.

4) [Reserved]

5) *Documents to be Delivered.* For the purpose of Section 4(a) of the ISDA Form Master Agreement:

(1)     Tax forms, documents, or certificates to be delivered are:

| Party required to deliver document | Form/Document/ Certificate | Date by which to be delivered |
| --- | --- | --- |
| BSFP and the Counterparty | Any document required or reasonably requested to allow the other party to make payments under this Agreement without any deduction or withholding for or on the account of any Tax or with such deduction or withholding at a reduced rate | Promptly after the earlier of (i) reasonable demand by either party or (ii) learning that such form or document is required |

(2)     Other documents to be delivered are:

| Party required to deliver document | Form/Document/ Certificate | Date by which to be delivered | Covered by Section 3(d) Representation |
| --- | --- | --- | --- |
| BSFP and the Counterparty | Any documents required by the receiving party to evidence the authority of the delivering party or its Credit Support Provider, if any, for it to | Upon the execution and delivery of this Agreement and such Confirmation | Yes |

| Party required to deliver document | Form/Document/ Certificate | Date by which to be delivered | Covered by Section 3(d) Representation |
|---|---|---|---|
| | execute and deliver this Agreement, any Confirmation , and any Credit Support Documents to which it is a party, and to evidence the authority of the delivering party or its Credit Support Provider to perform its obligations under this Agreement, such Confirmation and/or Credit Support Document, as the case may be | | |
| BSFP and the Counterparty | A certificate of an authorized officer of the party, as to the incumbency and authority of the respective officers of the party signing this Agreement, any relevant Credit Support Document, or any Confirmation, as the case may be | Upon the execution and delivery of this Agreement and such Confirmation | Yes |
| Counterparty | An executed copy of the Pooling and Servicing Agreement | Within 30 days after the date of this Agreement. | No |
| BSFP | Legal opinion(s) with respect to such party and its Credit Support Provider, if any, for it reasonably satisfactory in form and substance to the other party relating to the enforceability of the party's obligations under this Agreement. | Upon the execution and delivery of this Agreement and any Confirmation | No |

6) *Miscellaneous.* Miscellaneous

(a)     Address for Notices:  For the purposes of Section 12(a) of the ISDA Form Master Agreement:

Address for notices or communications to BSFP:

|           |                                              |
|-----------|----------------------------------------------|
| Address:  | 383 Madison Avenue, New York, New York  10179 |
| Attention: | DPC Manager                                 |
| Facsimile: | (212) 272-5823                              |

with a copy to:

|           |                                              |
|-----------|----------------------------------------------|
| Address:  | One Metrotech Center North, Brooklyn, New York 11201 |
| Attention: | Derivative Operations - 7th Floor           |
| Facsimile: | (212) 272-1634                              |

(For all purposes)

Address for notices or communications to the Counterparty:

|           |                                              |
|-----------|----------------------------------------------|
| Address:  | Deutsche Bank National Trust Company          |
|           | 1761 East St. Andrew Place                   |
|           | Santa Ana, California 92705                  |
| Attention: | Trust Administration - Long Beach 2006-A    |
| Facsimile: | 714-247-6478                                |
| Phone:    | 714-247-6000                                 |

(For all purposes)

(b)     Process Agent.  For the purpose of Section 13(c):

BSFP appoints as its
Process Agent:                    Not Applicable

The Counterparty appoints as its
Process Agent:         Not Applicable

(c)     Offices. The provisions of Section 10(a) of the ISDA Form Master Agreement will not apply to this Transaction; neither BSFP nor the Counterparty have any Offices other than as set forth in the Notices Section and BSFP agrees that, for purposes of Section 6(b) of the ISDA Form Master Agreement, it shall not in future have any Office other than one in the United States.

(d)     Multibranch Party.  For the purpose of Section 10(c) of the ISDA Form Master Agreement:

BSFP is not a Multibranch Party.

The Counterparty is not a Multibranch Party.

(e)     Calculation Agent.  The Calculation Agent is BSFP.

(f)     Credit Support Document.  With respect to the Counterparty, not applicable; with respect to BSFP, any Credit Support Annex that may be entered into by BSFP and the Counterparty in connection with the occurrence of a rating downgrade described in Section 14 of this Agreement.

(g)     Credit Support Provider.

BSFP:  Not Applicable

The Counterparty: Not Applicable

(h)     Governing Law. The parties to this Agreement hereby agree that the law of the State of New York shall govern their rights and duties in whole, without regard to conflict of law provisions thereof other than New York General Obligations Law Sections 5-1401.

(i)     Severability.     If any term, provision, covenant, or condition of this Agreement, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Agreement had been executed with the invalid or unenforceable portion eliminated, so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Agreement and the deletion of such portion of this Agreement will not substantially impair the respective benefits or expectations of the parties.

The parties shall endeavor to engage in good faith negotiations to replace any invalid or unenforceable term, provision, covenant or condition with a valid or enforceable term, provision, covenant or condition, the economic effect of which comes as close as possible to that of the invalid or unenforceable term, provision, covenant or condition.

(j)     Consent to Recording. Each party hereto consents to the monitoring or recording, at any time and from time to time, by the other party of any and all communications between officers or employees of the parties, waives any further notice of such monitoring or recording, and agrees to notify its officers and employees of such monitoring or recording.

(k)     Waiver of Jury Trial.     Each party waives any right it may have to a trial by jury in respect of any Proceedings relating to this Agreement or any Credit Support Document.

7) "Affiliate": Counterparty shall be deemed to not have any Affiliates for purposes of this Agreement, including for purposes of Section 6(b)(ii).

8) Section 3 of the ISDA Form Master Agreement is hereby amended by adding at the end thereof the following subsection (g):

"(g)     Relationship Between Parties.

Each party represents to the other party on each date when it enters into a Transaction that:--

(1)  Nonreliance.  It is not relying on any statement or representation of the other party regarding the Transaction (whether written or oral), other than the representations expressly made in this Agreement or the Confirmation in respect of that Transaction.

(2) Evaluation and Understanding.

(i)  It has the capacity to evaluate (internally or through independent professional advice) the Transaction and has made its own decision to enter into the Transaction; and

(ii)  It understands the terms, conditions and risks of the Transaction and is willing and able to accept those terms and conditions and to assume those risks, financially and otherwise.

(3)  Purpose.  It is an "eligible swap participant" as such term is defined in Section 35.1(b)(2) of the regulations (17 C.F.R 35) promulgated under, and an "eligible contract participant" as defined in Section 1(a)(12) of, the Commodity Exchange Act, as amended, and it  is entering into the Transaction for the purposes of managing its borrowings or investments, hedging its underlying assets or liabilities or in connection with a line of business.

(4)  Status of Parties.  The other party is not acting as an agent, fiduciary or advisor for it in respect of the Transaction."

9)  The ISDA Form Master Agreement is hereby amended as follows:

(a)     The word "third" shall be replaced by the word "second" in the third line of Section 5(a)(i) of the ISDA Form Master Agreement.

10) *Limitation of Liability.*    It is expressly understood and agreed by the parties hereto that insofar as this Agreement is executed by the Trustee (i) this Agreement is executed and delivered by Deutsche Bank National Trust Company ("DBNTC"), not individually or personally but solely as the  Trustee, in the exercise of the powers and authority conferred and vested in it under the Pooling and Servicing Agreement, (ii) each of the representations, undertakings and agreements herein made on the part of the Counterparty are made and intended not as personal representations, undertakings and agreements by DBNTC, (iii) under no circumstances shall DBNTC in its individual capacity be personally liable for the breach or failure of any obligation representation, warranty or covenant made or undertaken in this

Agreement and (iv) nothing herein contained shall be construed as creating any liability on DBNTC, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any person claiming by, through or under parties hereto.

11) *Proceedings.*  BSFP shall not institute against or cause any other person to institute against, or join any other person in instituting against the Trustee, the Counterparty or the Depositor any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy or similar law for a period of one year and one day  (or, if longer, the applicable preference period) following payment in full of the Certificates.  The provisions of this paragraph shall survive the termination of this Agreement.

12) *Set-off.*  Notwithstanding any provision of this Agreement or any other existing or future agreement, each party irrevocably waives any and all rights it may have to set off, net, recoup or otherwise withhold or suspend or condition payment or performance of any obligation between it and the other party hereunder against any obligation between it and the other party under any other agreements. The provisions for Set-off set forth in Section 6(e) of the ISDA Form Master Agreement shall not apply for purposes of this Transaction.

13) *Additional Termination Events.* Additional Termination Events will apply to BSFP and/or Counterparty, as specified for the applicable Additional Termination Events below:

> The occurrence of the following shall constitute an Additional Termination Event with respect to BSFP with BSFP as the Affected Party:  If a Rating Agency Downgrade has occurred and BSFP has not complied with paragraph (14) below, then an Additional Termination Event shall have occurred with respect to BSFP and BSFP shall be the sole Affected Party with respect to such an Additional Termination Event.

14) *Rating Agency Downgrade.*  In the event that BSFP's long-term unsecured and unsubordinated debt rating is withdrawn or reduced below "AA-" by S&P or its long-term unsecured and unsubordinated debt rating is withdrawn or reduced below "Aa3" by Moody's (and together with S&P and Fitch, the "Swap Rating Agencies", and such rating thresholds, "Approved Rating Thresholds"), then within 30 days after such rating withdrawal or downgrade (unless, within 30 days after such withdrawal or downgrade, each such Swap Rating Agency has reconfirmed the rating of the Certificates that were rated when issued and/or the NIMS (if any), without regard to the Insurance Policies, if any, issued by the Note Insurer and/or the Backup Note Insurer which was in effect immediately prior to such withdrawal or downgrade), BSFP shall, subject to the Rating Agency Condition, at its own expense, either (i) cause another entity to replace BSFP as party to this Agreement that meets or exceeds the Approved Rating Thresholds on terms substantially similar to this Agreement, (ii) obtain a guaranty of, or a contingent agreement of another person with the Approved Rating Thresholds, to honor, BSFP's obligations under this Agreement; (iii) pursuant to the terms of an ISDA Credit Support Annex, added to this Agreement by an amendment to this Agreement reasonably acceptable to the Counterparty (the "Credit Support Annex"), collateralize its Exposure to the Counterparty, or (iv) establish any other arrangement, which will be sufficient to restore

the immediately prior ratings of the Certificates that were rated when issued and/or the NIMS (if any), without regard to the Insurance Policies, if any, issued by the Note Insurer or the Backup Note Insurer. In the event that BSFP's long-term unsecured and unsubordinated debt rating is withdrawn or reduced below "BBB-" by S&P, then within 10 Business Days after such rating withdrawal or downgrade, BSFP shall, subject to the Rating Agency Condition and at its own expense, either (i) secure another entity to replace BSFP as party to this Agreement that meets or exceeds the Approved Rating Thresholds on terms substantially similar to this Agreement or (ii) obtain a guaranty of, or a contingent agreement of another person with the Approved Rating Thresholds, to honor, BSFP's obligations under this Agreement. For purposes of this provision, "Rating Agency Condition" means, with respect to any particular proposed act or omission to act hereunder that the party acting or failing to act must consult with each of the Swap Rating Agencies then providing a rating of the Certificates and receive from the Swap Rating Agencies a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Certificates. To the extent that BSFP elects to post collateral pursuant to this clause (iii) of this Section 14, BSFP shall request its legal counsel to deliver to each applicable Rating Agency within thirty (30) calendar days of the occurrence of such Collateralization Event an opinion satisfactory to the Rating Agency as to the enforceability of the Credit Support Annex. "Exposure" shall mean, as of any date of determination, the greatest of the amounts, if any, that any Swap Rating Agency determines BSFP must post as collateral under the Credit Support Annex in order to restore the immediately prior ratings of the Certificates that were rated when issued and/or the NIMS (if any), without regard to the Insurance Policies, if any, issued by the Note Insurer or the Backup Note Insurer.

15) *Additional Provisions*. Notwithstanding the terms of Sections 5 and 6 of the ISDA Form Master Agreement, if Counterparty has satisfied its payment obligations under Section 2(a)(i) of the ISDA Form Master Agreement, then unless BSFP is required pursuant to appropriate proceedings to return to Counterparty or otherwise returns to Counterparty upon demand of Counterparty any portion of such payment, (a) the occurrence of an event described in Section 5(a) of the ISDA Form Master Agreement with respect to Counterparty shall not constitute an Event of Default or Potential Event of Default with respect to Counterparty as the Defaulting Party and (b) BSFP shall be entitled to designate an Early Termination Event pursuant to Section 6 of the Agreement only as a result of a Termination Event set forth in either Section 5(b)(i) or Section 5(b)(ii) of the ISDA Form Master Agreement with respect to BSFP as the Affected Party or Section 5(b)(iii) of the ISDA Form Master Agreement with respect to BSFP as the Burdened Party. For purposes of the Transaction to which this Agreement relates, Counterparty's only obligation under Section 2(a)(i) of the ISDA Form Master Agreement is to pay the Fixed Amount on the Fixed Rate Payer Payment Date.

18) *Transfer, Amendment and Assignment*. No transfer, amendment, waiver, supplement, assignment or other modification of this Transaction shall be permitted by either party unless each of S&P, Fitch and Moody's have been provided notice of the same and each of S&P, Fitch and Moody's confirm in writing (including by facsimile transmission) that they will not downgrade, qualify, withdraw or otherwise modify their then-current rating of the Certificates that were rated when issued and/or the NIMS (if any). Furthermore, no such transfer, amendment, waiver, supplement, assignment or other modification shall be permitted by either party unless the Note Insurer and the Backup Note Insurer, if any, shall

have been provided notice of the same and the Note Insurer and the Backup Note Insurer shall have consented thereto, which consent shall not be unreasonably withheld. Any transfer, amendment, waiver, assignment or other modification without the consent of the Note Insurer and the Backup Note Insurer shall be null and void, provided, however, that the Note Insurer, if any, shall not have any consent rights hereunder if an Insurer Default, if any, has occurred and is continuing and the Backup Note Insurer, if any, shall not have any consent rights hereunder if a Backup Note Insurer Default, if any, has occurred and is continuing.

19) *Regulation AB Compliance.* BSFP and Counterparty agree that the terms of the Indemnification and Disclosure Agreement dated as of May 10, 2006 (the "Regulation AB Agreement"), between Long Beach Mortgage Company and BSFP shall be incorporated by reference into this Agreement so that Counterparty shall be an express third party beneficiary of the Regulation AB Agreement. A copy of the Regulation AB Agreement is attached hereto as Annex A. Each of the Note Insurer and the Backup Note Insurer, if any, is a third party beneficiary of this Agreement and is entitled to the rights and benefits hereunder and may enforce the provisions hereof as if it were a party hereto.

**NEITHER THE BEAR STEARNS COMPANIES INC. NOR ANY SUBSIDIARY OR AFFILIATE OF THE BEAR STEARNS COMPANIES INC. OTHER THAN BSFP IS AN OBLIGOR OR A CREDIT SUPPORT PROVIDER ON THIS AGREEMENT.**

5. Account Details and
   Settlement Information:      **Payments to BSFP:**
   Citibank, N.A., New York
   ABA Number: 021-0000-89, for the account of
   Bear, Stearns Securities Corp.
   Account Number: 0925-3186, for further credit to
   Bear Stearns Financial Products Inc.
   Sub-account Number: 102-04654-1-3
   Attention: Derivatives Department

   **Payments to Counterparty:**
   Deutsche Bank National Trust Company
   ABA: 021-001-033
   A/C #: 01419663
   A/C Name: NYLTD Funds Control-Stars West
   Ref: Long Beach 2006-A-Cap

Attn: Manuel Rivas

This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Counterparty hereby agrees to check this Confirmation and to confirm that the foregoing correctly sets forth the terms of the Transaction by signing in the space provided below and returning to BSFP a facsimile of the fully-executed Confirmation to **212-272-9857**. For inquiries regarding U.S. Transactions, please contact **Susan Donlon** by telephone at **212-272-2364**. For all other inquiries please contact **Derivatives Documentation** by telephone at **353-1-402-6233**. Originals will be provided for your execution upon your request.

We are very pleased to have executed this Transaction with you and we look forward to completing other transactions with you in the near future.

Very truly yours,

**BEAR STEARNS FINANCIAL PRODUCTS INC.**

By: _____
    Name:
    Title:

Counterparty, acting through its duly authorized signatory, hereby agrees to, accepts and confirms the terms of the foregoing as of the Trade Date.

**LONG BEACH MORTGAGE LOAN TRUST 2006-A**

**By:   Deutsche Bank National Trust Company, not in its individual capacity, but solely as Trustee on behalf of Long Beach Mortgage Loan Trust 2006-A**

By: _____
    Name:
    Title:

By: _____
    Name:
    Title:

am

## SCHEDULE I

(all such dates shall be subject to adjustment in accordance with the Business Day Convention)

| From and including | To but excluding | Notional Amount (USD) |
|---|---|---|
| Effective Date | 12/25/2006 | 328,066,888 |
| 12/25/2006 | 1/25/2007 | 309,679,492 |
| 1/25/2007 | 2/25/2007 | 290,749,452 |
| 2/25/2007 | 3/25/2007 | 271,321,598 |
| 3/25/2007 | 4/25/2007 | 252,578,078 |
| 4/25/2007 | 5/25/2007 | 234,731,099 |
| 5/25/2007 | 6/25/2007 | 217,590,993 |
| 6/25/2007 | 7/25/2007 | 201,197,778 |
| 7/25/2007 | 8/25/2007 | 186,676,946 |
| 8/25/2007 | 9/25/2007 | 173,064,034 |
| 9/25/2007 | 10/25/2007 | 160,022,993 |
| 10/25/2007 | 11/25/2007 | 159,780,256 |
| 11/25/2007 | 12/25/2007 | 159,780,256 |
| 12/25/2007 | 1/25/2008 | 159,780,256 |
| 1/25/2008 | 2/25/2008 | 159,780,256 |
| 2/25/2008 | 3/25/2008 | 159,780,256 |
| 3/25/2008 | 4/25/2008 | 159,780,256 |
| 4/25/2008 | 5/25/2008 | 157,715,011 |
| 5/25/2008 | 6/25/2008 | 148,464,861 |
| 6/25/2008 | 7/25/2008 | 139,603,580 |
| 7/25/2008 | 8/25/2008 | 139,603,580 |
| 8/25/2008 | 9/25/2008 | 139,603,580 |
| 9/25/2008 | 10/25/2008 | 135,920,216 |
| 10/25/2008 | 11/25/2008 | 130,189,186 |
| 11/25/2008 | 12/25/2008 | 124,699,187 |
| 12/25/2008 | 1/25/2009 | 119,440,100 |
| 1/25/2009 | 2/25/2009 | 114,402,234 |
| 2/25/2009 | 3/25/2009 | 109,576,301 |
| 3/25/2009 | 4/25/2009 | 104,953,404 |
| 4/25/2009 | 5/25/2009 | 100,525,018 |
| 5/25/2009 | 6/25/2009 | 96,282,976 |
| 6/25/2009 | 7/25/2009 | 92,219,454 |
| 7/25/2009 | 8/25/2009 | 88,326,954 |
| 8/25/2009 | 9/25/2009 | 84,598,294 |
| 9/25/2009 | 10/25/2009 | 81,026,593 |
| 10/25/2009 | 11/25/2009 | 77,605,258 |
| 11/25/2009 | 12/25/2009 | 74,327,973 |
| 12/25/2009 | 1/25/2010 | 71,188,685 |

| | | |
|---|---|---|
| 1/25/2010 | 2/25/2010 | 68,181,598 |
| 2/25/2010 | 3/25/2010 | 65,301,157 |
| 3/25/2010 | 4/25/2010 | 62,542,040 |
| 4/25/2010 | 5/25/2010 | 59,899,150 |
| 5/25/2010 | 6/25/2010 | 57,367,600 |
| 6/25/2010 | 7/25/2010 | 54,942,713 |
| 7/25/2010 | 8/25/2010 | 52,620,004 |
| 8/25/2010 | 9/25/2010 | 50,395,178 |
| 9/25/2010 | 10/25/2010 | 48,264,121 |
| 10/25/2010 | 11/25/2010 | 46,222,890 |
| 11/25/2010 | 12/25/2010 | 44,267,709 |
| 12/25/2010 | Termination Date | 42,394,958 |